

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

American Realty Capital Trust III, Inc.
Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board of Director
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Trust III, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed February 28, 2011**
> **File No. 333-170298**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We refer you to comment 6 of our letter dated December 2, 2010. Please be advised that we will need time to review the materials requested before effectiveness.

Estimated Use of Proceeds, page 54

2. It does not appear that the amounts you have listed for your acquisition expenses under the maximum offering here and on page 6 are consistent with the amount of $7,965,000 you have disclosed elsewhere in your filing. Please revise accordingly.

Management Compensation, page 77

3. Please tell us how you were able to estimate the amount of compensation and restricted stock awards to independent directors.

Financial Statements

Notes to Financial Statements

Note 4 – Subsequent Events, page F-10

4.   Please tell us how you determined it was appropriate to evaluated subsequent events through a date prior to the date your auditor has dated the opinion, as it would appear that the financial statements were not available for issuance prior to the audit opinion date. Please revise or advise.

Sales Literature

Investor Fact Sheet

5.   Please revise the offering size on the cover page from $1.0 Billion to $1.5 Billion. Please revise the other sales literature accordingly.

The Road to Income

6.   We note your performance disclosure on page 7 regarding previous portfolios that the ARCT III management team has managed; however, we also note that most of this disclosure is not in the prospectus. Please remove or advise.

7.   In the table on page 7, it is unclear how each portfolio is related to management. As applicable, please revise to explain how each member of management is affiliated with each portfolio.

8.   We note your reference to MFFO distribution coverage on page 12. Please note that MFFO is not an appropriate measure for distribution coverage. Please revise.

9.   We note the performance disclosure on pages 7 and 12. For each program, please also disclose all adverse business developments. For example, in discussing distributions paid by American Realty Capital Trust on page 12, please also disclose whether a portion of the distributions were paid from proceeds received from its offering as discussed on page 127 of the prospectus.

10.   We note your disclosure on page 18 in regards to "Contractual Rent Growth: 2%/year." Please explain this disclosure or remove.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Staff Accountant, Jennifer Monick, at (202) 551-3265 or Kevin Woody, Accounting Reviewer, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Attorney Advisor, Folake Ayoola, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Peter M. Fass, Esq. (*via facsimile*)